Exhibit 99.1

Cazoo Announces Reverse Stock Split and Increase in Authorized Share Capital

London and New York, December 5, 2023 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo,” the “Company,” “we,” “us” or “our”), the UK online car retailer, which makes buying and selling a car as simple as ordering any other product online, announced today that its Board of Directors has approved a consolidation of the Company’s issued and unissued share capital, par value US$0.002 per share, at a ratio of 1-for-100 (the “reverse stock split”), as well as an increase in share capital (the “share increase”). After giving effect to the reverse stock split and the share increase the Company’s authorized share capital will be US$22,105,000, divided into 100,000,000 Class A ordinary shares with a par value of US$0.20 each (the “Class A Shares”), 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 100,000,000 preference shares with a par value of US$0.20 each. The reverse stock split and share increase will be effective at 4:05 p.m. (ET) on December 5, 2023 and the Class A Shares will begin trading on a split-adjusted basis when the New York Stock Exchange (the “NYSE”) opens for trading on Wednesday, December 6, 2023. The Class A Shares will continue to trade on the NYSE under the trading symbol “CZOO”, but will trade under the following new CUSIP number starting December 6, 2023: G2007L 121. The reverse stock split and the share increase were approved by Cazoo’s shareholders at the extraordinary general meeting of shareholders held on November 21, 2023 with over 97% approval.

As a result of the reverse stock split, every 100 Class A ordinary shares issued and outstanding as of the effective date will be automatically combined into one Class A Share. Our outstanding warrants and equity-based awards will be proportionately adjusted. No fractional shares will be issued as a result of the reverse stock split. Instead, the Company’s transfer agent will aggregate all fractional shares and sell them as soon as practicable after the effective time at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share as a result of the reverse stock split. We expect that the transfer agent will conduct the sale in an orderly fashion at a reasonable pace and that it may take several weeks to sell all of the aggregated fractional shares and complete the distribution of the cash-in-lieu payments. After the transfer agent’s completion of such sale, shareholders who would have been entitled to a fractional share will instead receive a cash payment from the transfer agent in an amount equal to their respective pro rata portion of the total proceeds of that sale net of any brokerage costs incurred by the transfer agent to sell such shares. The reverse stock split will affect all holders of Class A ordinary shares uniformly and will not affect any shareholder’s percentage ownership interest in the Company, except as a result of the treatment of fractional shares.

As a result of the reverse stock split, the number of Class A Shares issuable upon exercise of the Company’s outstanding (i) 21,129,818 private warrants (the “private warrants”) and (ii) 20,124,748 public warrants (the “public warrants” and, together with the private warrants, the “warrants”) will be reduced at a ratio of 1-for-100, so that each warrant will entitle a holder to purchase one hundredth (1/100th) of a Class A Share. The exercise price of each warrant will increase from $230.00 per share to $23,000.00 per share.

In addition, Cazoo has previously announced that its contemplated distribution of three tranches of warrants to purchase Class A Shares (the “New Warrants”) will be made to holders of record of its Class A Shares (the “New Warrant Distribution”) as of the close of business on December 7, 2023 after giving effect to the Reverse Stock Split. The payment date for the New Warrant Distribution will be on or around December 14, 2023.

Additional information concerning the reverse stock split can be found in Cazoo’s Notice of Extraordinary General Meeting of Shareholders and Proxy Statement filed with the SEC on November 6, 2023.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours.

Forward-Looking Statements

This communication contains “forward-looking statements”. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the wind-down of operations in mainland Europe, the five-year plan (which extends the revised 2023 plan to 2027), and other cost-saving initiatives; (2) reaching and maintaining profitability in the future; (3) global inflation and cost increases for labor, fuel, materials and services; (4) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (5) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (6) availability of credit for vehicle and other financing and the affordability of interest rates; (7) increasing Cazoo’s service offerings and price optimization; (8) effectively promoting Cazoo’s brand and increasing brand awareness; (9) expanding Cazoo’s product offerings and introducing additional products and services; (10) enhancing future operating and financial results; (11) achieving our long-term growth goals; (12) acquiring and integrating other companies; (13) acquiring and protecting intellectual property; (14) attracting, training and retaining key personnel; (15) complying with laws and regulations applicable to Cazoo’s business; (16) our inability to consummate the Transactions contemplated by the Transaction Support Agreement as scheduled or at all; (17) the volatility of the trading price of our Class A Shares, which may increase as a result of the issuance of Class A ordinary shares and warrants pursuant to the Transaction Support Agreement; (18) the Company’s ability to regain compliance with the continued listing standards of the NYSE as set forth in Sections 802.01B and 802.01C of the NYSE Listed Company Manual within the applicable cure period; (19) the Company’s ability to continue to comply with applicable listing standards of the NYSE; and (20) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Annual Report on Form 20-F filed with the SEC by Cazoo Group Ltd on March 30, 2023 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Cazoo: Anna Gavrilova, Head of Investor Relations, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Peter Bancroft, Interim Communications Director, press@cazoo.co.uk

Brunswick: Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com